UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Acquity Group Limited
(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 per share
(Title of Class of Securities)

00489C103
(CUSIP Number)

Thomas Rice, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00489C103

1.	Names of Reporting Persons.

Datai Bay Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands
	7.	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With
-0-

	8.	Shared Voting Power

10,631,035

	9.	Sole Dispositive Power

-0-

	10.	Shared Dispositive Power

10,631,035
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,631,035

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

22.6%
14.	Type of Reporting Person

CO

CUSIP No. 00489C103

1.	Names of Reporting Persons.

Khazanah Nasional Berhad
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Malaysia
	7.	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With
-0-

	8.	Shared Voting Power

10,631,035

	9.	Sole Dispositive Power

-0-

	10.	Shared Dispositive Power

10,631,035
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,631,035

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

22.6%
14.	Type of Reporting Person

CO

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value US$ 0.0001 per share (the “Ordinary Shares”) of Acquity Group Limited., a company limited by shares organized under the laws of the Cayman Islands (the “Issuer”). According to the Issuer’s Registration Statement on Form 8-A, American Depositary Shares (“ADS”) representing the Ordinary Shares, with 1 ADS representing 2 Ordinary Shares, are listed on the NYSE AMEX, LLC and registered under the Section 12 of the Act, and the Issuer’s Ordinary Shares are so listed and registered solely in connection with the listing and registration of the ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

The issuer’s principal executive office is located at 6th Floor, Alexandra House, 18 Chater Road, Hong Kong.  Its registered office is located at Walkers Corporate Services Limited, 87 Mary Street, George Town, Grand Cayman KYI-9005, Cayman Islands.

Item 2.	Identity and Background

This Schedule 13D is being filed by Datai Bay Investments Ltd. (“Datai Bay”) and Khazanah Nasional Berhad (“Khazanah”). Datai Bay and Khazanah are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

DATAI BAY.  Datai Bay is a Cayman Islands company limited by shares and is a wholly-owned subsidiary of Khazanah.  Its registered office address is Equity Trust Company (Cayman) Ltd., 2/F, Compass Centre, PO Box 10338, Shedden Road, Grand Cayman KY1-1003, Cayman Islands.  The principal business of Datai Bay is as an investment holding company.

KHAZANAH.  Khazanah was incorporated under the Companies Act, 1965 of Malaysia on 3 September 1993 as a public limited company and commenced operations in 1994. Save for one share owned by Pesuruhjaya Tanah Persekutuan (the Federal Lands Commissioner), all of the share capital of Khazanah is owned by the Minister of Finance (Inc.), a body corporate incorporated pursuant to the Minister of Finance (Incorporation) Act, 1957 of Malaysia. Khazanah has invested in various sectors such as power, telecommunications, banking, automotive manufacture, airport management, infrastructure, property development, broadcasting, semiconductor, steel production, electronics, investment holding, technology and venture capital.  By virtue of its control of Datai Bay, Khazanah may be deemed to possess voting and dispositive power over the shares owned by Datai Bay.  The address of Khazanah is Level 33, Tower 2, Petronas Twin Towers, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia.

Khazanah has a nine-member board comprising representatives from the public and private sectors. Prime Minister Mohd Najib Tun Abdul Razak is the Chairman of the Board. Information with respect to the directors and officers of Datai Bay and the executive directors and non-executive directors of Khazanah is set forth in Schedule A to this Schedule 13D.

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of Datai Bay and none of the member of the board of Khazanah has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Datai Bay acquired its Ordinary Shares pursuant to the mandatory exchange of US$20,938,040.85 aggregate principal amount of exchangeable bonds issued by 2020 China Holdings, Ltd. (“2020 China Holdings”). Datai Bay acquired the exchangeable bonds that were surrendered in exchange for the Ordinary Shares in the following series of transactions:

●
Between February 2008 and November 2009, Datai Bay purchased approximately US$47.6 million aggregate amount of convertible bonds issued by 2020 GlobalGrowth Equities Limited, a wholly-owned subsidiary of the Issuer (“2020 GlobalGrowth”).  2020 GlobalGrowth utilized the proceeds of its issuance of the convertible bonds (together with the proceeds of additional convertible bonds and convertible notes issued to other investors) to acquire a 70% equity interest in Acquity Group LLC, now a wholly-owned subsidiary of the Issuer and, according to the Issuer’s prospectus dated April 27, 2012, its principal operating subsidiary.

●
In December 2010, Datai Bay surrendered the convertible bonds to 2020 China Holdings and received a like principal amount of mandatory exchangeable bonds issued by 2020 China Holdings.  By their terms, the exchangeable bonds became mandatorily exchangeable for Ordinary Shares on the commencement date of trading in the Ordinary Shares on the New York Stock Exchange.  2020 China Holdings acquired the Ordinary Shares issuable in the mandatory exchange in a restructuring effected by the Issuer prior to its initial public offering.  In the restructuring, Acquity Group LLC became a wholly-owned subsidiary of the Issuer and 2020 China Holdings became the holder of approximately 70% of the Issuer’s Ordinary Shares.

●	In February 2011, 2020 China Holdings redeemed approximately $26.6 million of exchangeable bonds held by Datai Bay as Datai Bay’s pro rata portion of a bond redemption effected by 2020 China Holdings.

●	On April 27, 2012, trading in the Ordinary Shares commenced on the NYSE Amex LLC, and Datai Bay exchanged the exchangeable bonds for 10,631,035 Ordinary Shares.

The total amount of funds initially utilized by Datai Bay to subscribe for the convertible bonds of 2020 GlobalGrowth was US$47,586,456. Datai Bay’s original investment in the convertible bonds of 2020 GlobalGrowth was financed via a non-interest bearing intercompany loan provided by Feringghi Capital Ltd., a wholly-owned special purpose subsidiary of Khazanah.

Item 4.	Purpose of Transaction

Datai Bay exchanged the exchangeable bonds issued by 2020 China Holdings for Ordinary Shares in accordance with the terms of the exchangeable bonds and as a means of ultimately realizing upon its original investment in the convertible bonds issued by 2020 GlobalGrowth . Datai Bay is party to a Deed in Respect of the Bonds pursuant to which, upon expiration of the lockup period provided for in such Deed, 2020 Equity Partners Limited (“Equity Partners”) shall use its best efforts to arrange for the sale of all of the Ordinary Shares held by Datai Bay during a selling period defined in the Deed. Equity Partners is entitled to a performance fee relating to the level of returns achieved by Datai Bay as a result of such sales as specified in the Deed. See Item 6, below.

Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

On the date of this Schedule 13D, Datai Bay is the owner of record of 10,631,035 Ordinary Shares, constituting approximately 22.6% of the outstanding Ordinary Shares. Such percentage beneficial ownership has been calculated based upon 47,032,820 Ordinary Shares outstanding upon completion of the Issuer’s initial public offering, as  set out  in its prospectus dated April 27, 2012.

By virtue of its control of Datai Bay, Khazanah may be deemed to possess voting and dispositive power over the Ordinary Shares owned by its wholly-owned subsidiary, Datai Bay. To the knowledge of the Filing Persons, none of the directors or officers of Datai Bay, and none of the directors of Khazanah, beneficially own any Ordinary Shares or ADSs.

Except for Datai Bay’s surrender of $20,938,040.85 aggregate principal amount of exchangeable bonds for 10,631,035 Ordinary Shares, none of the Filing Persons and, to their knowledge, none of the officers or directors of Datai Bay and none of the directors of Khazanah has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Datai Bay is a party to the following agreement with respect to the Ordinary Shares:

Registration Rights Agreement.  Pursuant to a Registration Rights Agreement dated April 3, 2012 among the Issuer, Datai Bay, and certain other parties who acquired Ordinary Shares in exchange for exchangeable bonds and notes upon the completion of the Issuer’s initial public offering or other Ordinary Shares to be received after such offering.  The following rights have been granted under this agreement:

Demand Registration Rights.  Holders of at least 25% of the Issuer’s registrable securities, or Equity Partners, shall have the right to demand in writing, at any time after one hundred eighty days following the completion of the Issuer’s initial public offering, that the Issuer file a registration statement to register their registrable securities. The Issuer is not obligated to effect more than three demand registrations provided that each such registration has been declared or ordered effective. The Issuer has the right to defer filing of a registration statement for up to 60 days in certain circumstances, but it cannot exercise the deferral right more than once in any twelve-month period and cannot register any other shares during such 60-day period. Further, the underwriters of any underwritten offering may in good faith reduce on a pro rata basis the number of shares having registration rights to be included in the registration statement, subject to certain limitations.

Form S-3 or Form F-3 Registration Rights.  Holders of at least 25% of the Issuer’s registrable securities, or Equity Partners, shall have the right to request that the Issuer file a registration statement on Form F-3 or Form S-3. The Issuer is not, however, obligated to effect such registration if (i) Form S-3 or Form F-3 is not available for such offering by the holders of registrable securities, (ii) the aggregate anticipated price of such offering is less than US$1,000,000, (iii) the Issuer has, within the six-month period preceding the date of such request, already effected a registration where the holders of registrable securities have piggyback rights, (iv) the Issuer has, within the 12-month period preceding the date of such request, already effected one registration, or (v) in any jurisdiction the Issuer would be required to qualify to do business or to execute a consent to service or process in effecting such registration. The Issuer may defer filing of a registration statement on Form F-3 or Form S-3 no more than once during any twelve-month period for up to 60 days in certain circumstances, provided that it cannot register any other shares during such 60-day period. Further, the underwriters of any underwritten offering may in good faith reduce on a pro rata basis the number of shares having registration rights to be included in the registration statement, subject to certain limitations.

Piggyback Registration Rights.  If the Issuer proposes to file a registration statement for a public offering of its securities other than pursuant to a demand registration right or a Form S-3 or Form F-3 registration statement, then the Issuer must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to the Issuer, and second to each of the requesting holders of registrable securities on a pro rata basis, as long as (i) the number of registrable securities included in an such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested, and (ii) all shares that are not registrable securities and are held by any other person are first excluded.

Expenses of Registration.  All registration expenses incurred in connection with any demand, piggyback or Form S-3/F-3 registration shall be borne by the participating shareholders in proportion to the shares included in such registration.

Underwriters Lock-up Agreement.  Datai Bay is party to a lockup agreement with the underwriters for the Issuer’s initial public offering pursuant to which, with limited exceptions, for a period of 180 days after the date of the prospectus for the such offering (April 27, 2012), Datai Bay may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ADSs or Ordinary Shares, or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares (including, without limitation, ADS and Ordinary Shares or such other securities which may be deemed to be beneficially owned by Datai Bay in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or Ordinary Shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any ADSs or Ordinary Shares or any security convertible into or exercisable or exchangeable for our ADSs or Ordinary Shares. Notwithstanding the foregoing, if (1) during the last 17 days of the applicable restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (2) prior to the expiration of the applicable restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Deed in Respect of the Bonds Issued by 2020 China Holdings, Ltd.  Datai Bay has entered into a Deed in Respect of the Bonds Issued by 2020 China Holdings, Ltd. (the “2012 Deed”) with 2020 China Holdings, Equity Partners, and SHK Asian Opportunities Holdings Ltd.  Pursuant to the 2012 Deed, Equity Partners shall use its best efforts to arrange for the sale of  all of the Ordinary Shares held by Datai Bay at the beginning of the selling period specified in the 2012 Deed, provided that the selling price is not less than the greater of an agreed-upon floor price set out in the 2012 Deed and 85% (or 90% during the last six months of the selling period specified in the 2012 Deed) of the volume-weighted average closing price per Ordinary Share for the 30 trading days immediately preceding any such sale. The selling period commences on the date of the prospectus for the Issuer’s initial public offering (April 27, 2012), and ends 18 months after the date on which dealings in the ADSs commence on the NYSE Amex or the date when all of the Ordinary Shares held by Datai Bay have been sold, whichever is the earlier.  So long as Datai Bay as a result of such sales achieves a compound annual return of at least 8% on its initial investment in the exchangeable bonds issued by China Holdings, Equity Partners will be entitled to a performance fee in cash from the net proceeds of such sales equal to 20% of such return, plus 20% of any net proceeds to Datai Bay in excess of such return. In addition, provided that during the selling period Equity Partners sells at least 80% of the Ordinary Shares that are held by Datai Bay at the beginning of the selling period specified in the 2012 Deed, Datai Bay will transfer 20% of Datai Bay's remaining (unsold) Ordinary Shares to Equity Partners as payment of performance fee relating to the remaining (unsold) Ordinary Shares upon the expiration of the selling period specified in the 2012 Deed. According to the Issuer’s prospectus dated April 27, 2012, Equity Partners is a limited liability company 49.9% owned by G. George Lu, executive chairman and group chief executive of the Issuer, and 10.0% owned by Adrian Chan, a director and company secretary of the Issuer.

The descriptions of the Registration Rights Agreement, the Underwriters’ Lock-up Agreement and the Deed in Respect of the Bonds Issued by 2020 China Holdings, Ltd. in this Item 6 are qualified in their entirety by reference to the full text of such agreements, each of which is an exhibit to this Schedule 13D and which are incorporated herein by reference or filed herewith.

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D:

Exhibit	Agreement
99.1
Registration Rights Agreement dated April 2, 2012 among Acquity Group Limited, 2020 Equity Partners Limited, G. George Lu, Datai Bay Investments Ltd. and Surfmax Investment Partners Limited (Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of Acquity Group Limited, Registration No. 333-179983).

99.2	Lock-up Agreement between Datai Bay Investments Ltd. and Citigroup Global Markets Inc. and Oppenheimer & Co., as representatives of the underwriters (filed herewith).
99.3
Deed in Respect of the Bonds Issued by 2020 China Holdings, Ltd. among 2020 China Holdings, Ltd., Datai Bay Investments Ltd., 2020 Equity Partners Limited and SHK Asian Opportunities Holdings Ltd. (Incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 of Acquity Group Limited, Registration No. 333-179983).

99.4	Joint Filing Agreement (filed herewith).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2012

DATAI BAY INVESTMENTS LTD.

By:	/s/ Quah Bee Fong
Name:	Quah Bee Fong
Title:	Director

KHAZANAH NASIONAL BERHAD

By:	/s/ Tan Sri Dato’Azman Hj. Mokhtar
Name:	Tan Sri Dato’ Azman Hj. Mokhtar
Title:	Managing Director
Khazanah Nasional Berhad

SCHEDULE A

The officers and directors of Datai Bay Investments Ltd., and the executive directors and non-executive directors of Khazanah Nasional Berhad, and their present principal occupations or employment (including the name, principal business and address of any such employer), are set forth below. All of the natural persons listed below are citizens of Malaysia; TMC (Cayman) Ltd. is a corporation organized under Cayman Islands law. The address of all of the individuals listed below is c/o Khazanah, at the address set forth in Item 2 of this Schedule 13D.

Datai Bay Investments Ltd.

Name and Address	Principal Occupation or Employment

Directors

Lim Tsin Lin	Senior Vice President, Investments, Khazanah

Quah Bee Fong	Senior Vice President, Investments, Khazanah

Company Secretary

TMF (Cayman) Ltd.	N/A

Khazanah Nasional Berhad

Name and Address	Principal Occupation or Employment

Directors

Dato’ Sri Mohd Najib Bin Tun Haji Abd Razak	Prime Minister/ Minister of Finance

Tan Sri Dato’ Seri Nor Mohamed Bin Yakcop	Minister in the Prime Minister’s Department

Dato’ Seri Ahmad Husni Bin Mohamad Hanadzlah	Minister of Finance II

Tan Sri Md Nor Bin Md Yusof	Company Director

Dato’ Mohammed Azlan Bin Hashim	Company Director

Datuk Mohamed Azman Bin Yahya	Group Chief Executive, Symphony House Berhad

Raja Tan Sri Dato’ Seri Arshad Bin Raja Tun Uda	Company Director

Tan Sri Sheng Len Tao	Company Director

Tan Sri Dato’ Azman Bin Hj. Mokhtar	Managing Director, Khazanah

Company Secretaries

Dato’ Mohammad Zainal Bin Shaari	Chief Operating Officer/ Executive Director, Khazanah

Azizah Hanum Hj Md Tamat	Director, Secretarial, Khazanah